C&D Production, Inc.
8F, No. 268 Kwang Fu South Road
Taipei, Taiwan, ROC

January 27, 2006

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Larry Spirgel

Re:
C&D Production Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Filed April 15, 2005

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
Filed May 20, 2005

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Filed August 22, 2005

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
Filed November 21, 2005

File No. 0-31039

Dear Mr. Spirgel:

Reference is made to your letter dated August 12, 2005 (the “Staff’s August Letter”), as supplemented by your letter, dated October 24, 2005 (the “Staff’s October Letter”), to Mr. Michael Chou, the Chief Executive Officer of C&D Production Inc. (the “Company”). The Company is submitting this letter to you in response to the staff’s comments in the Staff’s August Letter and the Staff’s October Letter and is, concurrently herewith, filing Amendment No. 1 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2004 (the “10-KSB Amendment”) and Amendment No. 1 to the Company’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005 (the “March 10-QSB Amendment”). In addition, we have made conforming changes to the Company’s Quarterly Reports on Form 10-QSB for the quarters ended June 30, 2005 and September 30, 2005 and are filing an amendment to both such reports (the “June 10-QSB Amendment” and the “September 10-QSB Amendment,” respectively) concurrently with the other amendments.

By Federal Express, the Company is furnishing the staff with three marked courtesy copies of the 10-KSB Amendment and the March, June and September 10-QSB Amendments.

As discussed with the staff, our responses to the Staff’s August Letter and the Staff’s October Letter are set forth below in two parts: Part I responds to the Staff’s August Letter, whereas Part II of this letter responds to the Staff’s October Letter, each paragraph numbered to correspond to the numbered comments in the relevant comment letter. References to page numbers refer to the pages of the 10-KSB Amendment, the March 10-QSB Amendment, the June 10-QSB Amendment and the September 10-QSB Amendment, as the case may be.

Part I

Form 10-KSB For Fiscal Year Ended December 31, 2004

Item 1. Description of Business, page 1

Current Operations, page 2

1.    In the periods prior to December 31, 2004 the Company produced a documentary on China which was a series of DVM’s (Digital Video Magazine). The Company decided to terminate the project as of December 31, 2004, but has subsequently made plans to sell the DVM utilizing various marketing methods. The Company incurred production costs during this period and accounted for this project using Statement of Position 00-2 (SOP 00-2).

As of the reporting dates, December 31, 2004, March 31, 2005 and June 30, 2005, the Company had no revenues from this documentary. If the Company had revenues it would have used the revenue recognition rules applicable under SOP 00-2 which the Company implemented when it started production. The compliance with SOP 00-2 had no immediate impact on the Company’s financial statements when adopted because it had no revenue from the documentary at this time. The Company adopted SOP 00-2 during the fiscal year ended December 31, 2003.

The Company also adopted SOP 00-2 as its accounting policy for capitalizing and amortizing the production costs of the documentary. According to this rule the Company would amortize the production cost using the appropriate calculation based on revenue projections. As of December 31, 2004 the Company had not capitalized production costs on its balance sheet. The Company reclassified this amount to an “other receivable” account as it requested a full refund from the production company contracted by it in China. The work by this firm was unsatisfactory. Please see the Company’s response to item 10 of Part I of this Letter.

Under SFAS 144, the guidelines state that disposal or discontinuance of a separate line of business that does not constitute a component of an entity should not be reported as discontinued operations. The Company believes that its business is film production, whether that is commercials, television or feature DVD’s. However, the Company decided to reinstate the project and are moving forward with this production.

The Company believes that the feature DVD project is an operating segment. However, according to SFAS 131, the Company did not consider it a “reportable” operating segment as it is required to represent a substantial portion of the entity’s revenues. And, as of the date of these reports, there had been no revenue generated.

Item 6. Management’s Discussion of Analysis or Plan of Operation, page 7

Results of Operations, page 8

2.    The Company has revised the disclosure on page 9 of the 10-KSB Amendment, pages 11 and 12 of the March 10-QSB Amendment, pages 13 and 14 of the June 10-QSB Amendment and page 16 of the September 10-QSB Amendment in accordance with the staff’s comments.

Item 8A. Evaluation of Disclosure Controls and Procedures, page 11

a. Evaluation of Disclosure Controls and Procedures

3.    The Company has revised the disclosure on page 11 of the 10-KSB Amendment, page 13 of the March 10-QSB Amendment, page 16 of the June 10-QSB Amendment and page 18 of the September 10-QSB Amendment in accordance with the staff’s comments.

b. Changes in Internal Controls

4.    The Company has revised the disclosure on page 11 of the 10-KSB Amendment, page 13 of the March 10-QSB Amendment, page 16 of the June 10-QSB Amendment and page 18 of the September 10-QSB Amendment in accordance with the staff’s comments.

Independent Auditors Report

5.    Lichter, Yu and Associates and Lichter, Weil and Associates are the same firm. The change was a simple change in the registered accountant’s name. They have notified the PCAOB of the name change.

6.    Although the actual audit report was signed by Lichter, Yu and Associates, the conformed signature was not included in the Annual Report on Form 10-KSB for the year ended December 31, 2004. The 10-KSB Amendment contains a copy of the audit report containing the conformed signature.

7.    Lichter, Yu and Associates has amended their report in accordance with the staff’s comments.

8.    The majority of the Company’s assets are located in Taipei City, Taiwan. The majority of the audit work performed by the Company’s auditors was also performed in Taipei City, Taiwan. The Company’s auditors, Lichter, Yu and Associates did not rely on the audit of another audit firm. Lichter, Yu and Associates has accountants hired by them in Taipei City, Taiwan, that perform the audit fieldwork. All work is performed under the direction of, and reviewed by, their principal office in San Diego, California. All parties are independent of the Company.

Financial Statements

9.    The Company’s reporting currency is the U.S. dollar. The Company’s operations in Taiwan use the local currencies as their functional currencies. Accordingly, all assets and liabilities of the entities in Taiwan are translated at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at the average exchange rates in effect during the reporting period. Gains and losses resulting from foreign currency translation are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. The Company has revised the description from “Cumulative foreign-exchange translation adjustment” contained in prior filings to “Other comprehensive income” on the consolidated financial statement.

Accordingly, the Company has revised the disclosure on page F-3 of the 10-KSB Amendment, on page 1 of the March 10-QSB Amendment in accordance with the staff’s comments and on page 1 of the June 10-QSB Amendment in accordance with the staff’s comments.

Consolidated Statements of Financial Position, page F-3

10.    As of December 31, 2004 the Company reclassified its total capitalized production cost for the DVM project to an other receivable as the Company requested its money back from the Chinese company the Company contracted to work on the production. The amount we reclassified was $3,415,279. The Company also recorded an allowance against this amount in case it did not collect the money back, of $853,820. The net amount was $2,562,954. On May 25, 2005, the Company collected the entire balance of $3,415,279.

Due to the fact that the Company will be amending its filing in relation to questions raised herewith, the Company believes that it would be prudent, based on current facts that are now known, not to record the above as receivable. Based upon current information, the amount should have been left as capitalized production costs, and the balance written off, due to impairment.

Note 8 - Business Combination

11.    Your understanding of the business transaction is correct. The Company will correct the financial statements to reflect the historical results of C & D Production Group, Inc. for all periods presented. This will affect the Company’s financial statements and footnote 8. The Company will account for this as a reverse acquisition and not as a business combination. The Company’s filings will be revised accordingly.

Following the merger the former majority shareholders of the Company named below owned no shares of the Company’s common stock as indicated in the table below:

Name	Number of shares owned before the merger	Number of shares owned immediately subsequent to the merger
Richard O. Hassan, Jr.	5,400,000	-0-
Tricia A. Willis	4,500,500	-0-
Randall D. Kirwan	3,150,000	-0-

The 9,861,000 shares of common stock were canceled on October 10, 2003.  These shares were canceled without consideration.  The cancellation took place in order to achieve the desired post-transaction ownership percentages of the Company and was associated with the acquisition of C&D Production Group, Inc.  This was accounted for as a cancellation for no consideration, a reduction in the common stock account at par value and a related reduction in the additional paid in capital account. Please see our statement of changes in stockholders’ equity as of December 31, 2004 and 2003.

Note 12 - Common Stock, page F-17

12.    The loan was convertible into shares of the Company’s common stock pursuant to the original agreement of the parties. The conversion price was determined by the Company’s Board of Directors based on the anticipated illiquidity of the common stock and the value of the Company at the time the loan was made. The loan of $1,492,800 was recorded on the balance sheet as of December 31, 2003 under “Current Liabilities - Loans Payable”.

PART II

Form 10-KSB for Fiscal Year Ended December 31, 2004

General

1.    We believe that the responses to comments 2, 3, 4 and 6 of the Staff’s August Letter contained in Part I of this letter address such comments. Please let us know if the staff required further clarification in addition to such responses.

2.    Each page of the financial statements is labeled "restated". Disclosures required by paragraph 37 of APB 20 have been added in accordance with the staff comments. In addition we refer the staff’s attention to footnote 15 to the financial statements.

Item 1 Description of Business, page 1

Current Operations, page 2

3.    Due to the size of the asset compared to total assets we agree that the DVD project should be shown as a reportable segment under SFAS 131. Accordingly, we have added footnote 16 - Segment Reporting. The language regarding “increasing demand for film productions” was intended to refer to the production of commercials (not films) and we have clarified the disclosure accordingly. In addition, we refer the staff’s attention to response no.1 in Part I of this letter for more detail.

Financial Statements

4.    The components of other comprehensive income are disclosed in the Statement of Financial Position’s equity section and in the Statement of Changes in Stockholder’s Equity as well as in footnote 17 to the financial statements.

Note 8 - Business Combination

5.    The recapitalization of the Company was accounted for by taking the continuing equity of the prior company (non public) and adjusting the public company’s accounts through additional paid-in capital. The continuing merged company therefore has the correct number of shares and common stock par value account, additional paid-in capital of the acquired company and the retained earnings (deficit) of the acquired company. We refer the staff’s attention to the revised Statement of Changes in Stockholders’ Equity for further detail. Each component of the recapitalization has been shown on a separate line: common stock shares, common stock dollars and additional paid-in capital.

In June 2000 the Company acquired by direct purchase the rights to use 434 films within their television commercial production process or in other feature film productions, if they so choose. They purchased these rights from a company in Taipei, Taiwan for NTD 40,285,714. The rights were independently appraised by a firm in Taiwan at NTD 51,302,276 at the same time. The rights exist for the Company. for a period of 10 years. The Company has changed the title of the description of the intangible asset in footnote 5 to “Film rights”.

Note 12 — Common Stock, Page F-17

6.    The Company has disclosed the terms of the loan and the transaction in footnote 10 to the financial statements in accordance with the staff’s comments.

In connection with our response to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me at (011) 886-2-2705-9051 or Norwood Beveridge or Gustavo A. Pauta with Loeb & Loeb LLP at (212) 407-4970, or 4129, respectively.

Sincerely,

/s/ Michael Chou
Name: Michael Chou
Title: Chief Executive Officer